Exhibit 99.1

Safe-T Group Ltd. Announces Pricing of $9.75 Million Registered Direct Offering

Herzliya, Israel, February 16, 2021 — Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions and intelligent data collection, today announced that it has entered into definitive agreements with accredited and institutional investors in connection with a registered direct offering, providing for the issuance of an aggregate of (i) 4,615,000 American depositary shares (“ADSs”) at a purchase price of $2.00 per ADS, and (ii) 260,000 pre-funded warrants each to purchase one ADS (“Pre-Funded Warrants”). The Pre-Funded Warrants will be sold at a price of $2.00 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

The offering is expected to result in gross proceeds to Safe-T of approximately $9.75 million. Safe-T Group intends to use the net proceeds from the offering for working capital and general corporate purposes, and for pursuing strategic opportunities, including, but not limited to, business combination transactions.

The offering is expected to close on February 18, 2021, subject to customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The ADSs and Pre-Funded Warrants to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-235367), which was declared effective by the SEC on December 16, 2019. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the offering of the ADSs and Pre-Funded Warrants may be obtained at the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions and intelligent data collection.

Our cloud and on-premises solutions mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

The wide range of access solutions, empowered by our patented reverse-access technology and proprietary routing technology, reduce organizations’ attack surface, improve their ability to defend against modern cyberthreats and enable them smooth digital transformation and to safely migrate to the cloud.

We also offer intelligent data collection cloud service, based on our world’s fastest and most advanced & secured business proxy network which enables clients to collect accurate, transparent & sensitive data from public online sources.

Safe-T’s solutions on AWS Marketplace are available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the timing of the closing of the offering and the expected use of proceeds. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Chris Tyson
Executive Vice President
MZ Group - MZ North America
949-491-8235
SFET@mzgroup.us
www.mzgroup.us

Gary Guyton
MZ Group - MZ North America
469-778-7844
SFET@mzgroup.us
www.mzgroup.us

Michal Efraty
+972-(0)52-3044404
michal@efraty.com